June 26, 2013

U.S. Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attention:  John Stickel

Re:

Good Times Restaurants Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed June 7, 2013

File No. 333-188183

Dear Mr. Stickel:

This letter is on behalf of Good Times Restaurants Inc. (the “Company”) in response to your comments of June 14, 2013 regarding Amendment No. 1 to the Company’s Registration Statement on Form S-1 (the “Registration Statement”) that was filed on EDGAR on June 7, 2013 and will also reflect a telephone conversation with respect to Item 1 between our counsel, Roger Cohen, and Justin Dobbie, Legal Branch Chief, on June 25, 2013.  A marked version of Amendment No. 2 to the Registration Statement (“Amendment No. 2”) is enclosed herewith reflecting all changes to the Registration Statement.  For convenience of reference, we have set forth your comments in bold below, with the Company’s response following each comment.

Recent Developments, page 4

1.

We note your response to our prior comment 3 and reissue in part.  Please revise to substantiate or remove the last sentence of the first full paragraph on page 5.

Bad Daddy’s International LLC (“BDI”) maintains a state of the art point of sale system that is connected to a web-based database software provider that polls each restaurant's point of sale data on a daily basis.  The polled data consists of all data related to every customer transaction and is then available to be analyzed in both formatted reports and as unformatted data, calculating on a per restaurant basis total sales and sales composition and average expenditure per customer transaction, per person, per server and per hour.  Company management has continued to review such data on a daily, weekly, periodic and annual basis for each of the three existing Bad Daddy's restaurants that have been open for more than one year.  We respectfully submit that such data substantiates our statements concerning the average sales and average customer check at a Bad Daddy’s restaurant.

Accordingly, we have revised the first full paragraph on page 5 of Amendment No. 2 to read in its entirety as follows:

We believe that Bad Daddy’s Burger Bar can meet each of these objectives and that our relationship with BDI and BDFD can provide the vehicle for leveraging our existing infrastructure in administration, accounting, information technology, purchasing, human resources and training, marketing and operating systems and processes in partnering with the Bad Daddy’s Burger Bar founders who have serial restaurant experience and who can provide brand leadership and strategy as the Bad Daddy’s Burger Bar concept is expanded.  Bad Daddy’s Burger Bar operates in a different segment of the restaurant industry than Good Times Burgers & Frozen Custard as a full service, upscale casual restaurant concept with a chef-driven menu specializing in signature recipes, gourmet burgers, sandwiches, salads, appetizers and desserts, with a full bar specializing in craft microbrews.  Based on our continued review of their electronic point of sale system data that immediately captures each customer transaction in each of their three existing restaurants that have been open for more than one year, we have determined that Bad Daddy’s Burger Bar average sales and average customer check per restaurant are materially higher than the Good Times Burgers & Frozen Custard average sales and average check per restaurant.

Exhibits 5.1

2.

We note that the warrants are contractual obligations of the company.  As such, please have counsel provide an opinion that the warrants will be binding obligations of the company under the law of the jurisdiction governing the warrants.  It appears that the warrants are governed by Colorado law.

A revised form of legal opinion has been filed as Exhibit 5.1 to Amendment No. 2, which includes an opinion that the warrants will be binding obligations of the Company under Nevada law.

In addition, a revised form of warrant has been filed as Exhibit 4.2 to Amendment No. 2, which provides that the warrants are governed by Nevada law.

3.

We note that the opinion is “based on and limited to the corporate laws of the State of Nevada set forth in Chapter 78 of the Nevada Revised Statutes.”  Please have counsel revise to eliminate the reference to Chapter 78 of the Nevada Revised Statutes or confirm that such reference includes all applicable statutory provisions, as well as reported judicial decisions interpreting these laws.

The revised form of legal opinion filed as Exhibit 5.1 to Amendment No. 2 eliminates the reference to Chapter 78 of the Nevada Revised Statutes.

4.

Please have counsel delete first sentence in the last paragraph of the opinion.  Counsel may not attempt to limit reliance.

This sentence has been deleted from the revised form of legal opinion filed as Exhibit 5.1 to Amendment No. 2.

We thank you in advance for your consideration of the enclosed and the foregoing responses.   If you have any further questions or comments, please feel free to contact me directly at 303-384-1400 or Roger Cohen at 303-634-2000.

Sincerely,

/s/ Boyd E Hoback

Boyd E. Hoback

President and Chief Executive Officer

Good Times Restaurants Inc.